   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997



                                                      REGISTRATION NO. 333-38393

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           DAWSON GEOPHYSICAL COMPANY
             (Exact name of registrant as specified in its charter)

             TEXAS                           1382                         75-0970548
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
 corporation or organization)     Classification Code Number)         Identification No.)
                                                              L. DECKER DAWSON
                                                                 PRESIDENT
                                                         DAWSON GEOPHYSICAL COMPANY
             208 SOUTH MARIENFELD                           208 SOUTH MARIENFELD
             MIDLAND, TEXAS 79701                           MIDLAND, TEXAS 79701
                (915) 682-7356                                 (915) 682-7356
 (Address, including zip code, and telephone      (Name, address, including zip code, and
  number, including area code, of registrant's   telephone number, including area code, of
          principal executive offices)                       agent for service)

                                         COPIES TO:
                 JACK D. LADD                                C. NEEL LEMON III
           STUBBEMAN, MCRAE, SEALY,                       THOMPSON & KNIGHT, P.C.
           LAUGHLIN & BROWDER, INC.                          1700 PACIFIC AVE.
         550 W. TEXAS AVE., SUITE 800                            SUITE 3300
             MIDLAND, TEXAS 79701                           DALLAS, TEXAS 75201

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997


                                1,500,000 SHARES

(DAWSON LOGO)

                                  COMMON STOCK
                            ------------------------

     Of the 1,500,000 shares of Common Stock offered hereby, 1,000,000 shares are being issued and sold by Dawson Geophysical Company and 500,000 shares are being sold by the Selling Shareholder. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. The Common Stock is traded on the Nasdaq National Market under the symbol "DWSN." On November 10, 1997, the closing price of the Common Stock on the Nasdaq National Market was $23.38 per share.


                            ------------------------

      SEE "RISK FACTORS" ON PAGES 6 THROUGH 8 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================================================
                                  PRICE TO          UNDERWRITING DISCOUNTS        PROCEEDS TO           PROCEEDS TO
                                   PUBLIC             AND COMMISSIONS(1)          COMPANY(2)        SELLING SHAREHOLDER
--------------------------------------------------------------------------------------------------------------------------
Per Share..................           $                       $                        $                     $
--------------------------------------------------------------------------------------------------------------------------
Total(3)...................           $                       $                        $                     $
==========================================================================================================================

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting estimated expenses of $400,000 payable by the Company.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $        , $        and $        , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters named herein subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the Common Stock will be made on or about
            , 1997 at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.

RAYMOND JAMES & ASSOCIATES, INC.

                                            PRINCIPAL FINANCIAL SECURITIES, INC.

           The date of this Prospectus is                     , 1997.

I/O System Two RSR                                                 Technician collecting data
The Company's I/O System Two RSR central control unit and          Technician collecting data from a
  transmitting tower.                                              remote seismic recorder.
                                                                   Vibrator energy source units
                                                                   Vibrator energy source units
                                                                   operating in north Texas.
                                                                   Geophysicist performing quality
                                                                   control
                                                                   Company geophysicist performing
                                                                   quality control of data volume
                                                                   from a 3-D seismic survey.


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and the financial statements and related notes appearing elsewhere in this Prospectus. As used herein, the "Company" means Dawson Geophysical Company, the "Selling Shareholder" means L. Decker Dawson, President of the Company, and "Common Stock" means the Company's Common Stock, $.33 1/3 par value per share, unless the context otherwise requires. Unless otherwise indicated, all financial information and share data in this Prospectus assume no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under "Risk Factors."

                                  THE COMPANY

     Founded in 1952, Dawson Geophysical Company acquires and processes three-dimensional ("3-D") seismic data used in the exploration, development and field management of oil and natural gas reserves. The Company's operations consist of six 3-D seismic data acquisition crews and a seismic data processing center located in Midland, Texas. As a result of an increase in industry-wide demand for 3-D seismic surveys and the Company's competitive position, the Company has experienced increasing demand for its 3-D seismic services. The Company acquires and processes seismic data for its clients, ranging from major oil and gas companies to independent oil and gas operators, who retain exclusive rights to the information obtained.

     The Company's land-based data acquisition crews operate primarily in the southwestern United States, but have responded to demand from south Texas to North Dakota. As a result of the addition of a sixth crew equipped with the versatile I/O System Two(R)* Remote Seismic Recorder ("RSR"), the Company has expanded its capabilities to accommodate more difficult and remote terrains such as east Texas and the Rocky Mountains.

     The Company operates five I/O System Two recording systems, one with RSR capability, and one MDS-18X(R)* recording system. The Company's six seismic crews are equipped with an aggregate capacity of 14,200 recording channels and 45 vibrator energy source units, which are configured to meet the demands of specific survey designs. Each crew consists of approximately 40 technicians, 25 associated vehicles with off-road capabilities, 31,000 geophones, a recording system, energy sources, electronic cables and a variety of other equipment.

     3-D seismic surveys provide an immense volume of concentrated subsurface information to the oil and gas industry. Detailed subsurface resolution from 3-D seismic data enhances the exploration for new reserves and enables oil and gas companies to better delineate existing fields and to augment reservoir management techniques. Benefits of incorporating 3-D seismic technology into exploration and development programs include reducing drilling risk, decreasing oil and gas finding costs, lowering field development expenditures and recovering a greater portion of reserves in place.

     The Company believes that it maintains a competitive advantage in the industry by (i) acquiring equipment to expand capacity in response to client demand, (ii) updating its equipment to take advantage of advances in geophysical technology, (iii) maintaining skilled and experienced personnel for its data acquisition and processing operations, (iv) focusing its operations on the domestic onshore seismic industry, and (v) providing integrated in-house operations necessary to complete all phases of 3-D seismic data acquisition and processing, including project design, permitting and surveying.

     Since fiscal 1990, the Company has spent approximately $57 million to acquire new 3-D telemetry recording systems and associated equipment, including approximately $26 million since fiscal 1995. Consistent with the Company's strategy of maintaining technologically advanced equipment and the financial flexibility to expand its 3-D capacity, the Company intends to use, of the net proceeds it receives from this offering, (i) approximately $10 million to reduce bank debt of the Company, (ii) approximately $8 million to acquire

---------------

* I/O System Two(R) is a registered trademark of Input/Output, Inc. and MDS-18X(R) is a registered trademark of I/O Exploration Products.

new equipment and to upgrade existing equipment for the six 3-D seismic crews now operated by the Company, and (iii) the balance to increase working capital of the Company and for general corporate purposes. The Company intends to continue its program of acquiring new seismic equipment and upgrading its existing equipment.

     The headquarters of the Company, a Texas corporation, are located at 208 South Marienfeld, Midland, Texas 79701, and its telephone number is (915) 682-7356.

                                  THE OFFERING

Common Stock offered by the
Company.............................     1,000,000 shares(1)

Common Stock offered by the Selling
Shareholder.........................      500,000 shares

Common Stock to be outstanding after
this offering.......................     5,200,000 shares(1)

Use of proceeds.....................     Approximately $10 million to reduce
                                         bank debt, approximately $8 million to
                                         acquire new equipment and to upgrade
                                         existing equipment for the Company's
                                         six 3-D seismic crews, and the balance
                                         to be added to working capital and for
                                         general corporate purposes. See "Use of
                                         Proceeds."

Nasdaq National Market symbol.......     "DWSN"
---------------

(1) Excludes 89,000 shares of Common Stock issuable upon exercise of outstanding employee stock options. See "Management -- Compensation Plans."

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following summary financial information for the five fiscal years ended September 30, 1997 was derived from the audited financial statements of the Company. The following information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto and the other financial data included elsewhere in this Prospectus.



                                                         YEARS ENDED SEPTEMBER 30,
                                              ------------------------------------------------
                                               1993       1994      1995      1996      1997
                                              -------    -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Operating revenues........................  $17,016    $23,027   $28,188   $33,518   $48,227
  Operating costs:
     Operating expenses.....................   12,497     15,478    20,067    23,763    32,293
     General and administrative.............      842        887       975     1,299     1,477
     Depreciation...........................    1,830      3,016     4,150     5,818     7,321
                                              -------    -------   -------   -------   -------
                                               15,169     19,381    25,192    30,880    41,091
                                              -------    -------   -------   -------   -------
  Income from operations....................    1,847      3,646     2,996     2,638     7,136
  Other income (expense)....................      950       (129)      444       122       (20)
  Income before extraordinary item..........  $ 1,862    $ 2,266   $ 2,174   $ 1,888   $ 4,570
  Net income................................  $ 2,739(1) $ 2,266   $ 2,174   $ 1,888   $ 4,570
PER SHARE DATA:
  Income per share before extraordinary
     item...................................  $   .62    $   .74   $   .54   $   .45   $  1.09
  Net income per share......................  $   .91    $   .74   $   .54   $   .45   $  1.09
  Weighted average equivalent common shares
     outstanding............................    3,008      3,045     3,990     4,183     4,202



                                                                   SEPTEMBER 30, 1997
                                                               ---------------------------
                                                               HISTORICAL   AS ADJUSTED(2)
                                                               ----------   --------------
BALANCE SHEET DATA (AT PERIOD END):
  Working capital...........................................    $11,048        $
  Net property, plant and equipment.........................     35,807
  Total assets..............................................     53,561
  Long-term debt, less current maturities...................      7,893
  Stockholders' equity......................................     37,545


---------------


(1) During 1993, the Company fully utilized its remaining net operating loss carryforwards for federal income tax purposes resulting in an extraordinary benefit of $877,000.


(2) As adjusted to reflect the sale by the Company in this offering of 1,000,000 shares of Common Stock and the application of the estimated net proceeds it receives therefrom as described under "Use of Proceeds."

                                  RISK FACTORS


     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus, in evaluating the Company and its business before purchasing the Common Stock offered hereby.


INDUSTRY CONDITIONS

     Demand for the Company's services depends upon the level of spending by oil and gas companies for exploration, production, development and field management activities, which activities depend in part on oil and gas prices. Beginning in 1982, a sharp decline in oil and gas prices led to a worldwide reduction in oil and gas activities. This decline resulted in a significant reduction in the overall demand for seismic services. Since reaching a high in 1981, the number of land-based seismic crews operating worldwide and the number of companies providing seismic services declined dramatically. Although demand for 3-D seismic data acquisition services has continually increased over the past seven years, no assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's services will reflect the level of such activities. Decreases in oil and gas activities could adversely affect the demand for the Company's services and the Company's results of operations. In addition, a decrease in oil and gas expenditures in the United States could result from such factors as unfavorable tax and other legislation or uncertainty concerning national energy policy. Any significant decline in oil and gas prices such as that which occurred in the 1980's could cause the Company to alter its capital spending plans.

WEATHER

     The Company's seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could negatively affect the Company's results of operations.

PERMITS

     The Company's seismic data acquisition operations could be adversely affected by the inability of the Company to obtain right of way usage from land or mineral owners. Delays associated with permitting could negatively affect the Company's results of operations.

OPERATING RISKS

     The Company's activities are subject to general risks inherent in land-based seismic data acquisition activities. To date, the Company has not suffered any material losses of equipment, but there can be no assurance that it will not experience such losses in the future. Because of the high fixed costs associated with the Company's 3-D equipment, any significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could adversely affect its results of operations. See "Business -- Operating Hazards and Insurance" for a description of such risks and the insurance therefor carried by the Company.

LIQUIDITY AND WORKING CAPITAL REQUIREMENTS

     The Company's sources of working capital are limited. The Company has funded its working capital requirements with cash generated from operations, cash reserves and borrowings from commercial banks. The Company's working capital requirements increased significantly during the last seven years, primarily due to the development of its 3-D land seismic data acquisition infrastructure. If the Company were to expand its operations at a rate exceeding operating cash flow, or if the current demand for and pricing of geophysical services were to decrease substantially, additional financing could be required. There is no assurance that additional financing could or would occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RELIANCE ON KEY SUPPLIER

     The Company's primary supplier for seismic data acquisition systems is Input/Output, Inc. Although the Company believes it will be able to obtain data acquisition systems and/or replacement parts from Input/Output, Inc. or another source for such systems or parts in the future, should it be unable to do so, the Company's anticipated revenues could be reduced and the amount of cash needed for capital expenditures could be increased. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Expenditures" and "Business -- Equipment Acquisition."

LITIGATION

     The Company is a defendant in two lawsuits relating to a July 1995 accident involving a van owned by the Company in which four Company employees died. The Company believes that it has meritorious defenses to the claims asserted against it in such suits. Further, while the plaintiffs seek damages in excess of the Company's liability insurance policies, the Company believes that its liability insurance should provide adequate coverage of the damages, if any, which may be assessed against the Company in such litigation. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover any such damages. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Business -- Legal Proceedings."

DEPENDENCE ON KEY PERSONNEL

     The Company's success may be dependent upon, among other things, the services of certain key personnel. The loss of services of any one or more of the executive officers of the Company could have a material adverse effect on or result in a disruption of normal business operations. See "Management."

COMPETITION

     The acquisition and processing of 3-D geophysical data for the oil and gas industry is a highly competitive business in the United States. The Company's competitors include companies with financial resources that are significantly greater than those of the Company as well as companies of comparable and smaller size.

TECHNICAL OBSOLESCENCE

     Seismic data acquisition and data processing technology have progressed rapidly over the past several years, and the Company expects this progression to continue. The Company's strategy is to regularly upgrade its data acquisition and processing equipment to maintain its competitive position. However, due to the rapid advances in technology and the related costs associated with such technological advances, no assurance can be given that the Company will be able to fulfill its strategy, thus possibly affecting the Company's ability to compete.

GOVERNMENTAL REGULATIONS

     The Company's operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites. The Company is required to expend financial and managerial resources to comply with such laws and related permit requirements in its operations, and anticipates that it will continue to be required to do so in the future. Although such expenditures historically have not been material to the Company, the fact that such laws or regulations change frequently make it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could also adversely affect the Company's operations by reducing the demand for its services.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the open market after this offering could adversely affect the trading price of the Common Stock. Immediately after this offering, the Selling Shareholder will hold 507,272 shares, representing approximately 9.76% of the outstanding shares of Common Stock. A decision by the Selling Shareholder to sell shares of Common Stock could adversely affect the trading price of the Common Stock. Upon the consummation of this offering, the Company will have 5,200,000 shares of Common Stock outstanding (excluding 89,000 shares of Common Stock issuable upon exercise of outstanding employee stock options). Of such outstanding shares, the Company estimates that approximately 4,410,000 shares will be freely tradeable unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Capital Stock -- Shares Eligible for Future Sale."

NO DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and has no plans to do so in the foreseeable future. The Company intends to retain earnings for use in its operations and to finance its business. See "Dividend Policy."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical fact included in this Prospectus, including without limitation statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding technological advancements, use of proceeds and the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, weather problems, inability to obtain land use permits, the volatility of oil and gas prices, the availability of capital resources and the other factors set forth in "Risk Factors." Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph. The Company assumes no obligation to update any such forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered
by it are estimated to be approximately $                 after deducting
underwriting discounts and commissions and offering expenses payable by the Company. Of the net proceeds it receives from this offering, the Company intends to use (i) approximately $10 million to reduce bank debt, (ii) approximately $8 million to acquire new equipment and to upgrade existing equipment for the Company's six 3-D seismic crews in early 1998, and (iii) the balance for working capital and general corporate purposes. Pending its use of the net proceeds it receives from this offering, the Company may invest such proceeds in short-term investments.

     The Company's bank debt has been used to finance operating cash requirements and capital expenditures for equipment purchases. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Loan Agreement" for additional information concerning the Company's bank debt.

     The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Shareholder. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "DWSN." The following table sets forth the high and low sales prices, as reported on the Nasdaq National Market, for the periods indicated.


                                                               HIGH       LOW
                                                              ------     ------
FISCAL YEAR ENDED SEPTEMBER 30, 1996
  First Quarter.............................................  $12.25     $ 8.50
  Second Quarter............................................    9.75       7.75
  Third Quarter.............................................   12.00       9.13
  Fourth Quarter............................................   11.25       8.31

FISCAL YEAR ENDED SEPTEMBER 30, 1997
  First Quarter.............................................  $11.25     $ 8.13
  Second Quarter............................................   13.75      10.38
  Third Quarter.............................................   14.50       9.13
  Fourth Quarter............................................   25.75      13.50

FISCAL YEAR ENDED SEPTEMBER 30, 1998
  First Quarter (through November 10, 1997).................  $27.38     $17.50



     The last reported sale price for the Common Stock on November 10, 1997 on the Nasdaq National Market was $23.38 per share. As of September 30, 1997, there were approximately 296 record holders of the Common Stock.

                                DIVIDEND POLICY

     Since its initial public offering in 1981, the Company has not declared or paid any dividends on its Common Stock. The Company presently intends to retain earnings for use in its operations and to finance its business. Any change in the Company's dividend policy is within the discretion of its Board of Directors and will depend, among other things, on the Company's earnings, debt service and capital requirements, restrictions in financing agreements, business conditions and other factors that the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to give effect to the sale of 1,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds to the Company therefrom. See "Use of Proceeds" and the Company's financial statements and notes thereto included elsewhere herein.



                                                                  SEPTEMBER 30, 1997
                                                                ----------------------
                                                                                 AS
                                                                HISTORICAL    ADJUSTED
                                                                ----------    --------
                                                                (IN THOUSANDS, EXCEPT
                                                                     SHARE DATA)
Long-term debt, less current maturities(1)..................       $ 7,893     $
Stockholders' equity:
  Preferred Stock, par value $1.00 per share:
       5,000,000 shares authorized, none issued or
        outstanding.........................................            --
  Common Stock, par value $.33 1/3 per share:
       10,000,000 shares authorized, 4,199,250 shares issued
and outstanding;
       5,199,250 shares issued and outstanding as
adjusted(2).................................................         1,400
  Additional paid-in capital................................        17,174
  Retained earnings.........................................        18,971
                                                                   -------     -------
          Total stockholders' equity........................        37,545
                                                                   -------     -------
               Total capitalization.........................       $45,438     $
                                                                   =======     =======


---------------


(1) See the Company's financial statements and notes thereto included elsewhere herein for additional information relating to the Company's long-term debt.



(2) Excludes 89,750 shares reserved for issuance upon exercise of employee stock options at September 30, 1997. See "Management -- Compensation Plans."

                            SELECTED FINANCIAL DATA


     The following selected financial data as of and for the five fiscal years ended September 30, 1997 were derived from the historical financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data presented herein is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto and the other financial information included elsewhere herein.


                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             YEARS ENDED SEPTEMBER 30,
                                                                ---------------------------------------------------
                                                                 1993       1994       1995       1996       1997
                                                                -------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Operating revenues........................................    $17,016    $23,027    $28,188    $33,518    $48,227
  Operating costs:
    Operating expenses......................................     12,497     15,478     20,067     23,763     32,293
    General and administrative..............................        842        887        975      1,299      1,477
    Depreciation............................................      1,830      3,016      4,150      5,818      7,321
                                                                -------    -------    -------    -------    -------
                                                                 15,169     19,381     25,192     30,880     41,091
                                                                -------    -------    -------    -------    -------
  Income from operations....................................      1,847      3,646      2,996      2,638      7,136
  Other income (expense):
    Interest and dividend income............................        367        209        399        253        260
    Interest expense........................................       (160)      (376)      (170)      (144)      (486)
    Gain on disposal of assets..............................         67         68         76         11        196
    Other...................................................          1        (30)         8          2         10
    Proceeds from litigation settlement.....................        669         --        131         --         --
    Realized gain on marketable securities..................          6         --         --         --         --
                                                                -------    -------    -------    -------    -------
  Income before income tax expense and extraordinary item...      2,797      3,517      3,440      2,760      7,116
  Income tax expense:
    Current.................................................         58      1,212        970        599      1,738
    Deferred................................................        877         39        296        273        808
                                                                -------    -------    -------    -------    -------
                                                                    935      1,251      1,266        872      2,546
                                                                -------    -------    -------    -------    -------
  Income before extraordinary item..........................      1,862      2,266      2,174      1,888      4,570
    Tax benefit from utilization of loss carryforward.......        877         --         --         --         --
                                                                -------    -------    -------    -------    -------
  Net income................................................    $ 2,739    $ 2,266    $ 2,174    $ 1,888    $ 4,570
                                                                =======    =======    =======    =======    =======
  Income per common share:
    Income before extraordinary item........................    $   .62    $   .74    $   .54    $   .45    $  1.09
    Extraordinary item......................................        .29         --         --         --         --
                                                                -------    -------    -------    -------    -------
    Net income..............................................    $   .91    $   .74    $   .54    $   .45    $  1.09
                                                                =======    =======    =======    =======    =======
  Weighted average equivalent common shares outstanding.....      3,008      3,045      3,990      4,183      4,202
                                                                =======    =======    =======    =======    =======
BALANCE SHEET DATA (AT PERIOD END):
  Working capital...........................................    $ 3,646    $ 2,789    $ 9,641    $ 5,343    $11,048
  Net property, plant and equipment.........................     11,836     14,936     21,550     32,926     35,807
  Total assets..............................................     21,908     24,942     32,342     41,909     53,561
  Long-term debt, less current maturities...................      3,500      2,250         --      4,857      7,893
  Stockholders' equity......................................     15,482     17,686     30,856     32,804     37,545

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus. In addition, in reviewing the Company's financial statements it should be noted that quarterly fluctuations in the Company's results of operations can occur due to weather, land use permitting and other factors. See "Risk Factors."


FISCAL YEAR ENDED SEPTEMBER 30, 1997 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1996



     The Company's operating revenues increased 43.9% from $33,518,000 for fiscal 1996 to $48,227,000 for fiscal 1997. The increase in revenues is primarily due to increased capacity and improved efficiency resulting from fiscal 1996 capital expenditures. The fiscal 1996 capital expenditures consisted of the addition of a fifth crew in the third quarter combined with additional channel capacity of the existing crews and additional vibrator energy source units. During the fourth quarter of fiscal 1997 the Company placed a sixth crew into service.



     Operating expenses increased 35.9% in 1997 as compared to 1996 as a result of adding a fifth 3-D seismic crew in fiscal 1996, as well as increased personnel and other expenses associated with equipment additions and technological upgrades made primarily during the third quarter of fiscal 1996.



     General and administrative expenses for fiscal 1997 totaled $1,477,000, an increase of $178,000 from fiscal 1996. The increase for fiscal year 1997 was primarily due to timing adjustments of certain expenses. General and administrative expenses totaled 3.1% of operating revenues for fiscal 1997 versus 3.9% for fiscal 1996.



     Depreciation for fiscal 1997 totaled $7,321,000, an increase of 25.8% from fiscal 1996. Depreciation continues to increase as a result of the capital expansion discussed below in "Liquidity and Capital Resources."



     Total operating costs for fiscal 1997 totaled $41,091,000, an increase of 33.1% over fiscal 1996 due to the factors described above. Income from operations in fiscal 1997 increased to $7,136,000, 14.8% of revenues, from $2,638,000, 7.9% of revenues, in fiscal 1996. This increase is the direct result of the Company's operating expenses being relatively fixed as compared to revenue trends. Because of the high proportion of relatively fixed total operating costs (including personnel costs for active crews and depreciation costs), income from operations in fiscal 1997 reflects the benefit of efficient production with steady demand.



     Interest is paid monthly at prime rates on the principal of the term notes described below in "Liquidity and Capital Resources -- Loan Agreement."



     The Company's effective tax rate for 1997 is 35.8% as compared to 32.0% for 1996. These rates reflect the effects of federal and state income taxes over the periods reported.


FISCAL YEAR ENDED SEPTEMBER 30, 1996 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1995

     The Company's operating revenues increased 18.9% from $28,188,000 for fiscal 1995 to $33,518,000 for fiscal 1996. In June 1996, the Company placed into service its fifth telemetry recording system after combining two 1,000-channel crews in the quarter ended March 31, 1996. The Company further increased production capacity during 1996 with the purchase of additional equipment. Demand for larger surveys translates to an increased number of channels and improved efficiency which has been gained with additional energy source units to complement recording systems already in service.

     Operating expenses increased 18.4% in 1996 as compared to 1995 as a result of adding a new 3-D seismic crew as well as increased personnel and other expenses associated with the equipment additions and technological upgrades.

     General and administrative costs have increased with additional support services for the Company's expanding operations. As a percentage of operating revenues, general and administrative costs increased to 3.9% from 3.5% in 1995.


     Depreciation increased dramatically due to the Company's capital expansion. In 1996, the cost to field the new telemetry crew represents approximately $10,000,000 of the total $15,597,000 in capital expenditures. The increase from the total capital expenditures in 1995 of $10,961,000 is comprised of the upgrades to data acquisition capacity of the existing crews and further expansion of energy source units.


     The decrease in income from operations for 1996 as compared to 1995 and for 1995 as compared to 1994 is attributable to the significant increase in depreciation. In addition, the impact of the permit delays in the first quarter and unfavorable weather during the first and fourth quarters of 1996 affected revenue directly without a significant corresponding reduction in the relatively fixed operating expenses.

     The significant changes in the Company's other income and expenses are a result of a final litigation settlement of $131,000 in 1995 resulting from the suit filed against First Republic Bank in 1988 and the increase of interest income in 1995 due to the investment of public offering proceeds until capital expenditures were made.


     The Company's effective tax rate for 1996 is 32.0% as compared to 36.8% for 1995. These rates reflect the effects of federal and state income taxes over the periods reported. As of September 30, 1995, the Company had no tax loss carryforwards to offset future tax expense.


LIQUIDITY AND CAPITAL RESOURCES


  Cash Flows



     Net cash provided by operating activities increased to $10,335,000 in fiscal 1997 from $6,732,000 in fiscal 1996 primarily due to a 142% increase in net income to $4,570,000 in fiscal 1997 from $1,888,000 in fiscal 1996. In addition, accounts receivable increased as a result of increased revenues in 1997. The increase in depreciation to $7,321,000 in 1997 from $5,818,000 in 1996 reflects the Company's continued capital expansion as discussed in "Capital Expenditures" below.



     Net cash used in investing activities decreased to $11,079,000 in 1997 from $12,676,000 in 1996 as a result of the decrease in capital expenditures in 1997 as compared to 1996. In addition, during fiscal 1997 the Company invested cash generated from operations in U.S. Treasury instruments. As discussed below in "Capital Expenditures," the Company is positioning for possible future expansion.



     Net cash provided by financing activities primarily reflects proceeds from a fourth quarter borrowing under the Company's loan agreement referenced below and principal payments thereunder. During 1997, the Company made monthly principal payments of approximately $71,400 under a $6,000,000 term note, and in September 1997, the Company made a $69,400 principal payment under a $5,000,000 term note. See "Loan Agreement" below.



  Capital Expenditures



     As a result of capital expenditures of approximately $57,000,000 since fiscal 1990, including approximately $26,000,000 since fiscal 1995, the Company has positioned itself to meet market demand with technologically advanced 3-D data acquisition recording systems and leading edge data processing capabilities. Depreciation has increased as a new crew has been placed into service each year for the past several years.



     The Company placed a sixth crew into service in August of 1997. The cost of the new crew equipped with a 2,000 channel I/O System Two RSR was approximately $6,000,000. Expenditures of approximately $2,500,000 with additional commitments of approximately $2,000,000 during fiscal 1997 were made for additions and replacements to the myriad of cables and geophones, enhancements to the surveying operation, and additions in support of quality control and operational safety efforts.

  Loan Agreement

     The Company is a party to a loan agreement, as amended (the "Loan Agreement"), with Norwest Bank Texas, N.A. ("Norwest"). The Loan Agreement consists of (1) a revolving line of credit of $6,000,000 which matures on April 15, 1999, (2) a term note in the aggregate principal amount of $6,000,000 bearing interest at Norwest's prime rate and which matures on March 15, 2003 and
(3) a term note in the aggregate principal amount of $5,000,000 bearing interest at the prime rate as published in The Wall Street Journal and which matures on April 15, 2003. The $5,000,000 term note, together with working capital, was utilized to finance the purchase of equipment placed into service in August 1997. The term notes are secured by eligible accounts receivable and equipment purchased from loan proceeds. At September 30, 1997, approximately $9.5 million was outstanding under the term notes all of which was bearing interest at 8.5% per annum.

  Capital Resources

     The Company believes that its capital resources, including the availability of bank borrowings, and cash flow from operations are adequate to meet its current operational needs and will allow the Company to continue its practice of acquiring new technologically advanced equipment and upgrading its existing equipment. However, the Company's expansion plans, including its capital budget for fiscal 1998, may be affected by its ability to raise capital from additional sources, including but not limited to this offering.

  Litigation

     The Company is a defendant in two lawsuits relating to a July 1995 accident involving a van owned by the Company in which four Company employees died. The Company believes that it has meritorious defenses to the claims asserted against it in such suits. Further, while the plaintiffs seek damages in excess of the Company's liability insurance policies, the Company believes that its liability insurance should provide adequate coverage of the damages, if any, which may be assessed against the Company in such litigation. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover any such damages. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Risk Factors -- Litigation" and
"Business -- Legal Proceedings."

RECENT ACCOUNTING PRONOUNCEMENTS


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation." FAS 123 provides for alternative methods of recording stock-based compensation and requires additional disclosure regardless of which method is utilized to record stock-based compensation. The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective October 1, 1996, the Company adopted the disclosure provisions of FAS 123.


     In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share." FAS No. 128 establishes standards for computing and presenting earnings per share and is effective for periods ending after December 15, 1997. The impact of the adoption of FAS No. 128 on the Company's earnings per share is expected to be immaterial.

     In June 1997, the Financial Accounting Standards Board issued FAS No. 130, "Reporting Comprehensive Income." FAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS No. 130 is effective for interim and annual periods beginning after December 15, 1997. The Company plans to adopt FAS No. 130 for the period ended December 31, 1999.

                                    BUSINESS

GENERAL

     Founded in 1952, Dawson Geophysical Company acquires and processes seismic data used in the exploration, development and field management of oil and natural gas reserves. Since fiscal 1990, the Company has spent approximately $57 million to acquire new 3-D telemetry recording systems and associated equipment, including approximately $26 million since fiscal 1995. The Company's operations consist of six 3-D seismic data acquisition crews and a seismic data processing center. As a result of an increase in industry-wide demand for 3-D seismic surveys and the Company's competitive position, the Company has experienced increasing demand for its 3-D seismic services. During fiscal 1997, substantially all of the Company's revenues were derived from 3-D seismic operations.

     The Company's land-based data acquisition crews operate primarily in the southwestern United States, but have responded to demand from south Texas to North Dakota. As a result of the addition of a sixth crew equipped with the versatile I/O System Two RSR, the Company has expanded its capabilities to accommodate more difficult and remote terrains such as east Texas and the Rocky Mountains.

     Data processing is performed by Company geophysicists at the Company's computer center located in Midland, Texas. The Company acquires and processes data for its clients, ranging from major oil and gas companies to independent oil and gas operators, who retain exclusive rights to the information obtained.

     The Company believes that it maintains a competitive advantage in the industry by (i) acquiring equipment to expand capacity in response to client demand, (ii) updating its equipment base to take advantage of advances in geophysical technology, (iii) maintaining skilled and experienced personnel for its data acquisition and processing operations, (iv) focusing its operations on the domestic onshore seismic industry, and (v) providing integrated in-house operations necessary to complete all phases of 3-D seismic data acquisition and processing, including project design, permitting and surveying.

GEOPHYSICAL SERVICES

     General. Technological advances in equipment and computers have allowed the seismic industry to economically acquire and process immense volumes of seismic data which produce more precise images of the earth's subsurface. The industry refers to this process of data acquisition, processing and subsequent interpretation of the processed data as the 3-D seismic method. Geophysicists use computer workstations to interpret 3-D data volumes, identify subsurface anomalies and generate a geologic model of subsurface features.

     3-D seismic data are used in the exploration for new reserves and enable oil and gas companies to better delineate existing fields and to augment their reservoir management techniques. Benefits of incorporating 3-D seismic technology into exploration and development programs include reducing drilling risk, decreasing oil and gas finding costs and increasing the efficiencies of reservoir location, delineation and management.

     The Company is exploring the opportunities presented by the four-dimensional seismic method, which adds the element of time to 3-D surveys. By surveying the same site at successive times, geophysicists compare data volumes and may be able to determine the progress of enhanced recovery programs in existing petroleum reservoirs, and thereby aid in extracting remaining reserves. Such projects could, over time, benefit reservoir management thereby providing future opportunities for the Company.

     The industry as a whole is investigating even more sophisticated technologies. Researchers at the Colorado School of Mines, underwritten in part by the Company, are exploring the use of three-component ("3-C") surveys utilizing shear wave information in the effort to identify and exploit recoverable oil and gas reserves. The Company's equipment currently includes vibrators and geophones capable of generating and recording shear waves.

     Data Acquisition. The seismic survey begins at the time a client requests the Company to formulate a proposal to acquire seismic data on its behalf. The Company's geophysicists then assist the client in designing the specifications of the proposed 3-D survey. If the client accepts the Company's proposal, in most cases, a Company permit agent then obtains access from the landowner to the site where the survey is to be conducted.


     Utilizing electronic surveying equipment, the Company's survey personnel precisely locate the energy source and receiver positions from which the seismic data are collected. The Company utilizes the satellite global positioning system, known as GPS, to properly locate the seismic survey grid.

     The Company operates six land based crews gathering 3-D seismic data. The Company primarily uses vibrator energy sources, each of which weighs 50,000 to 62,000 pounds, but on occasion detonates dynamite charges placed in drill holes below the earth's surface to generate seismic energy. The Company has 45 vibrator energy source units and a capacity of 14,200 recording channels, any of which are configured to meet the demands of specific survey designs. Each crew consists of approximately 40 technicians, 25 associated vehicles with off-road capabilities, 31,000 geophones, a seismic recording system, energy sources, electronic cables and a variety of other equipment. The Company operates five I/O System Two recording systems, one with RSR capability, and one MDS-18X recording system.

     Since 1994 the Company has grown from four seismic data acquisition crews with an aggregate recording capacity of 4,532 channels and 22 vibrator energy source units. Demand for more recording channels continues to increase from client companies as the industry strives for improved data quality. The Company's current average of 2,367 channels per crew is well above the industry average. The comparatively large number of recording channels gives the Company a competitive edge with the versatility and productivity to improve data quality at a lower cost per unit of data to the client.

     Data Processing. The Company currently operates a computer center located in Midland, Texas to process seismic data. Such processing primarily involves the enhancement of the data by improving reflected signal resolution, removing ambient noise and establishing proper spatial relationships of geological features. The data are then arranged in such a manner that computer graphic technology may be employed for examination and interpretation of the data by the user.

     The processing center operates 24 hours daily utilizing two parallel high-speed computers. The Company continues to improve data processing efficiency by further integrating workstation-based computer technology into the mainframe operation at the computer center and remote sites such as the client's office. The Company purchases, develops or leases, under non-exclusive licensing arrangements, seismic data processing software.

     The Company's computer center processes seismic data collected by its crews, as well as by other geophysical contractors. In addition, the Company reprocesses previously recorded seismic data using current technology to enhance the data quality. The Company's processing contracts may be awarded jointly with or independently from data acquisition services.

     Integrated Services. The Company maintains integrated in-house operations necessary to the development and completion of 3-D seismic surveys. Experienced Company personnel conduct and supervise the 3-D seismic survey design, permitting, surveying and data acquisition and processing functions for each seismic program. In-house support operations include facilities for automotive repair, automotive paint, electronics repair, electrical engineering and software development, thereby enabling better quality control and improved efficiency. The Company's clients generally undertake to provide their own interpretation of the seismic data provided by the Company, although from time to time the Company's geophysicists may assist its clients in this process.

EQUIPMENT ACQUISITION


     The Company believes it is essential to monitor and evaluate advances in geophysical technology and to commit capital funds to purchase equipment it deems most promising. Purchasing new assets and continually upgrading capital assets involves a continuing commitment to capital spending. The Company's capital expenditures for the three fiscal years ended September 30, 1997 were $10,961,000, $15,597,000 and $8,528,000 respectively. Projected capital expenditures for fiscal 1998 are at least $8 million which will be used to purchase new equipment and upgrade existing equipment for its six 3-D seismic crews by early 1998. See "Risk Factors -- Liquidity and Working Capital Requirements" and "Use of Proceeds."

CLIENTS

     The Company's services are marketed by supervisory and executive personnel who contact clients to determine geophysical needs and respond to client inquiries regarding the availability of crews or processing schedules. These contacts are based principally upon professional relationships developed over a number of years.


     The Company's clients range from major oil companies to small independent oil and gas operators. The services provided by the Company vary according to the size and needs of the client. During the year ended September 30, 1997, the three most significant clients for the Company's services accounted for approximately 9.1%, 7.3% and 6.2% of the Company's revenues. None of such clients were included in the three largest clients during fiscal 1996. Because of the limited number of data acquisition crews and the length of contracts under which these crews have performed duties in the past, the Company anticipates that a large portion of future revenues will continue to be attributable to a few clients, who may change from period to period. The Company presently believes that the loss of any one of its clients would not have a material impact on its business.


CONTRACTS

     For the past seven years, demand for the Company's services has substantially exceeded its ability to meet such demand. Based on current market conditions, current indications of interest and work in progress, the Company believes that there will be a significant demand for its services well into the Company's 1998 fiscal year.

     The Company's seismic services are conducted under master contracts with clients. Contracts are either "turnkey" contracts that provide for a fixed fee to be paid to the Company for each unit of data acquired, or "term" contracts that provide for a fixed hourly, daily, or monthly fee during the term of the project. Turnkey contracts generally provide more profit potential for the Company, but involve more risks because of the potential downtime for weather and other types of delays. Substantially all of the Company's contracts with its clients are turnkey. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party, is entered into for every project.

     The results of the Company's services belong to the contracting party. To avoid conflicts of interest, the Company does not acquire any data for its own account. All of the client's information is maintained in strictest confidence. Company policy prohibits any officer, director or employee from participating in oil and gas ventures.

COMPETITION AND MARKETS

     The acquisition and processing of 3-D seismic data for the oil and gas industry is a highly competitive business in the United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience and availability of crews to perform in a timely manner, although factors other than price, such as technological expertise and reputation, are sometimes determinative. The Company's competitors include companies with financial resources that are significantly greater than those of the Company as well as companies of comparable and smaller size.

     Historically, the demand for geophysical services has been directly related to the level of spending by oil and gas companies for exploration, production, development and field management activities, which activities depend in part on the level of oil and gas prices. Because geophysical services are among the first operations involved in the exploration for oil and gas, the level of such services, in the past, has declined prior to a decline in oil and gas exploration activities. In recent years, however, the improved subsurface resolution obtainable from 3-D seismic data have enhanced the exploration for new reserves and enabled oil and gas companies to utilize 3-D surveys to better delineate existing fields and to augment their reservoir management techniques. See "Risk Factors -- Industry Conditions."

EMPLOYEES

     The Company employs approximately 350 persons, of which 293 are engaged in providing energy sources and acquiring data, 12 are engaged in data processing, seven are administrative personnel, 30 are engaged in equipment maintenance and eight are executive officers. Of the employees listed above, 16 are geophysicists. The Company's employees are not represented by a labor union. The Company believes it has good relations with its employees.

     The current level of demand for geophysical services has increased the difficulty of obtaining qualified personnel. Although the Company thus far has not experienced unusual difficulty in this regard, a continued acceleration in demand for geophysical services may create a shortage of such personnel. The Company maintains an active training program and attempts to promote from within the Company.

PROPERTIES


     The Company's principal properties are energy sources and data acquisition and processing equipment. At September 30, 1997 the average age of the Company's data acquisition equipment was approximately three years. In general, the Company believes that this equipment is well maintained and suitable for its intended uses. See "Business -- Equipment Acquisition" for information regarding capital expenditures by the Company.


     The location and description of the Company's principal real properties are set forth in the following table:

                                  FEE OR                                          BUILDING AREA
            LOCATION              LEASED                  PURPOSE                  SQUARE FEET
            --------              ------                  -------                 -------------
Midland, Texas..................   Fee     Executive offices and data processing     10,400
Midland, Texas..................   Fee     Field office                              53,000
                                           Equipment fabrication
                                           Maintenance and repairs

OPERATING HAZARDS AND INSURANCE

     The Company's activities are often conducted in remote areas under extreme weather and other dangerous conditions. These operations are subject to risks of injury to personnel and equipment. The Company's crews are mobile and the equipment and personnel are subject to vehicular accidents. The Company uses diesel fuel which is classified by the U.S. Department of Transportation as a hazardous material. See "Risk Factors -- Litigation and -- Governmental Regulations."

     The Company carries insurance in amounts which it considers adequate on the principal items of its equipment. The Company does not carry insurance against certain risks, including business interruption resulting from equipment losses or weather delays. The Company obtains insurance against certain property and personal casualty risks, when such insurance is available and when management considers it advisable to do so. Such coverage is not always available, however, and, when available, is subject to unilateral cancellation by the insuring companies on very short notice. The Company insures seismic data for amounts considered acceptable by management. Accordingly, damage to such data should not have a material adverse effect upon the Company.

LEGAL PROCEEDINGS

     The Company is a defendant in two lawsuits pending in the 112th and 83rd District Courts of Pecos County, Texas (respectively, Cause No. 8812, Ernestine Bernal, et al. vs. Javier Antonio Orona, et al.; and Cause No. P5565-83-CV, Carla Jaquez, et al. vs. Javier Antonio Orona, et al.) relating to a July 1995 accident involving a van owned by the Company which was used to transport employees to various job sites and a non-Company owned vehicle. The accident resulted in the deaths of four Company employees who were passengers in such van. The Company is one of several named defendants in such suits. Other named defendants include the estate of the deceased driver of such van, who was an employee of the Company, the driver of such non-Company owned vehicle, who was then an employee of the Company, the owner of such vehicle, and Ford Motor Company, the manufacturer of the Company van involved in such accident. In general, the claims against the Company include allegations of negligence, gross negligence and/or intentional tort as a result of, among other things, the Company's alleged failure to provide safe transportation for its employees and to properly select, train and supervise the deceased driver of such van. The plaintiffs in such suits are seeking actual damages from the defendants of $15.5 million, additional unspecified actual damages, pre-judgment and post-judgment interest and costs of suit as well as exemplary and punitive damages in an amount not to exceed four times the amount of actual damages. The Company believes that it has meritorious defenses to the claims asserted against it in such suits and it intends to continue to vigorously defend itself against such claims. In addition, the Company believes that it has approximately $11 million of liability insurance coverage to provide against an unfavorable outcome. Such suits are currently in the discovery stage and the Company currently has pending before the court a motion for summary judgment in Cause No. 8812 requesting that the Company be dismissed from such suit based upon various legal theories. A trial date of July 20, 1998 has been set in Cause No. 8812. No trial date has yet been set for Cause No. P5565-83-CV. A motion to consolidate such suits into a single proceeding is currently pending before the courts. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover the damages, if any, which may be assessed against the Company in such suits. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Risk Factors -- Litigation" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


     In addition to the foregoing, from time to time the Company is a party to various legal proceedings arising in the ordinary course of business. Although the Company cannot predict the outcomes of any such legal proceedings, the Company's management believes that the resolution of pending legal actions will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

                                   MANAGEMENT

     The Board of Directors currently consists of three persons who are employees of the Company and three persons who are not employees of the Company (i.e., outside directors). Set forth below are the names, ages, and positions of the Company's Directors and executive officers.

                     NAME                         AGE                     POSITION
                     ----                         ---                     --------
L. Decker Dawson..............................    77       President, Director
Floyd B. Graham...............................    69       Executive Vice President, Director
Howell W. Pardue..............................    61       Executive Vice President, Director
Christina W. Hagan............................    42       Vice President, Chief Financial Officer
Edward L. Huff................................    60       Vice President
C. Ray Tobias.................................    40       Vice President
Stephen C. Jumper.............................    36       Vice President
Paula W. Henry................................    40       Secretary
Calvin J. Clements............................    76       Director
Matthew P. Murphy.............................    67       Director
Tim C. Thompson...............................    63       Director

     L. Decker Dawson. Mr. Dawson founded the Company in 1952 and has served in his present positions since that time. Prior thereto, Mr. Dawson was a geophysicist with Republic Exploration Company, a geophysical company. Mr. Dawson served as President of the Society of Exploration Geophysicists (1989-
1990) and received its Enterprise Award in 1997. He was Chairman of the Board of Directors of the International Association of Geophysical Contractors (1981). He currently serves as a director and honorary life member of such association. He was inducted into the Permian Basin Petroleum Museum's Hall of Fame in 1997.

     Floyd B. Graham. Mr. Graham joined the Company in 1974 and has served in his present positions since that time. Prior thereto, Mr. Graham was an independent geophysical consultant for 14 years, and prior thereto was a geophysicist for the predecessor of Exxon Company, U.S.A. for 10 years.

     Howell W. Pardue. Mr. Pardue joined the Company in 1976 and has served in his present positions since that time. Prior thereto, Mr. Pardue was employed in data processing for 17 years by Geosource, Inc. and its predecessor geophysical company.

     Christina W. Hagan. Ms. Hagan joined the Company in 1988, and was elected Chief Financial Officer in January 1997 and Vice President in September 1997. Prior thereto, Ms. Hagan served the Company as Controller and Treasurer. Ms. Hagan is a certified public accountant.

     Edward L. Huff. Mr. Huff joined the Company in 1956, and was elected Vice President in September 1997. Prior thereto, Mr. Huff served as instrument operator, crew manager and field supervisor. He has managed the Company's field operations since 1987.

     C. Ray Tobias. Mr. Tobias joined the Company in 1990, and was elected Vice President in September 1997. Mr. Tobias is responsible for maintaining client relationships and submitting survey cost quotations to client companies. He is presently the chairman of the International Association of Geophysical Contractors West Texas -- Eastern New Mexico Operations Committee and is Past President of the Permian Basin Geophysical Society. Prior to joining the Company, Mr. Tobias was employed by Geo-Search Corporation where he was responsible for pricing and bidding geophysical work to major oil companies.

     Stephen C. Jumper. Mr. Jumper, a geophysicist, joined the Company in 1985, and was elected Vice President in September 1997. Mr. Jumper also serves as manager of technical services with an emphasis on 3-D processing. Mr. Jumper has served the Permian Basin Geophysical Society as Second Vice President (1991), First Vice President (1992), and as President (1993).

     Paula W. Henry. Ms. Henry joined the Company in 1981 and has served in her present position since 1989. Ms. Henry supervises administrative operations of the Company.

     Calvin J. Clements. Mr. Clements has served the Company as a director since 1972. Prior thereto and until his retirement in 1987, Mr. Clements was employed by the Company as vice president of the data acquisition operations.

     Matthew P. Murphy. Mr. Murphy has served the Company as a director since 1993. Until his retirement in 1991, Mr. Murphy served as an executive of NCNB Texas, now known as Nations Bank of Texas, N.A. (and predecessor banks), and from 1986 to 1991, Mr. Murphy served the bank as District Director-West Texas.

     Tim C. Thompson. Mr. Thompson has served the Company as director since 1995. Mr. Thompson, a management consultant since May 1993, was President and Chief Executive Officer of Production Technologies International, Inc. from November 1989 to May 1993.

     All directors and officers of the Company are elected annually and hold office from the date of their election until their successors have been duly elected and qualified, or until their earlier death, resignation or removal from office. The Board of Directors has standing audit and compensation committees, each consisting of Messrs. Clements, Murphy, and Thompson, all of whom are non-employee directors.

EXECUTIVE COMPENSATION

     The following table sets forth summary information regarding the compensation paid by the Company to L. Decker Dawson, the President of the Company, and to Floyd B. Graham, Howell W. Pardue, Edward L. Huff and Stephen C. Jumper (collectively, the "named executive officers").

                           SUMMARY COMPENSATION TABLE


                                                                                           LONG TERM
                                                                                         COMPENSATION
                                                                                        ---------------
                                                         ANNUAL COMPENSATION                AWARDS
                                                 ------------------------------------   ---------------
                                                                                          SECURITIES
                                                                                          UNDERLYING
                                       FISCAL                            OTHER ANNUAL       OPTIONS
NAME AND PRINCIPAL POSITION             YEAR      SALARY     BONUS(1)    COMPENSATION   (NO. OF SHARES)
---------------------------            ------    --------    --------    ------------   ---------------
L. Decker Dawson.....................   1997     $119,892     $   --         $--                --
President                               1996       90,301         --          --                --
                                        1995       84,293         --          --                --
Floyd B. Graham......................   1997      121,538      5,840          --             5,000
Executive Vice President                1996      120,000      7,588          --                --
                                        1995      120,000      9,138          --                --
Howell W. Pardue.....................   1997      121,538      5,531          --             5,000
Executive Vice President                1996      120,000      7,168          --                --
                                        1995      120,000      8,607          --                --
Edward L. Huff(2)....................   1997      102,302      4,603          --             5,000
Vice President
Stephen C. Jumper(2).................   1997      102,302      3,337          --             5,000
Vice President


---------------

(1) Bonus amounts reflect discretionary amounts paid during the indicated fiscal year based on prior fiscal year results.

(2) Messrs. Huff and Jumper were each elected Vice President in September 1997.

     The following table sets forth certain information with respect to options to purchase Common Stock granted during the fiscal year ended September 30, 1997 to each of the named executive officers.

                       OPTION GRANTS IN FISCAL YEAR 1997

                                            INDIVIDUAL GRANTS
                             ------------------------------------------------
                                NUMBER OF
                               SECURITIES                                                       GRANT DATE
                               UNDERLYING        % OF TOTAL                                      VALUE(1)
                                 OPTIONS       OPTIONS GRANTED                               ----------------
                                 GRANTED       TO EMPLOYEES IN     EXERCISE     EXPIRATION      GRANT DATE
           NAME              (NO. OF SHARES)     FISCAL YEAR     PRICE ($/SH)      DATE      PRESENT VALUE($)
---------------------------  ---------------   ---------------   ------------   ----------   ----------------
Floyd B. Graham............       5,000            16.67%           24.125      9/30/2002         55,926
Howell W. Pardue...........       5,000            16.67%           24.125      9/30/2002         55,926
Edward L. Huff.............       5,000            16.67%           24.125      9/30/2002         55,926
Stephen C. Jumper..........       5,000            16.67%           24.125      9/30/2002         55,926

---------------


(1) The "grant date present value" shown is a hypothetical value based upon application of the Black-Scholes model which often is used to estimate the market value of transferable options by calculating the probability, based on the volatility of the stock subject to the options, that the stock price will exceed the option exercise price at the end of the option term. The Company's stock options are not transferable and, the Black-Scholes estimate notwithstanding, an option will have value to the optionee only if and to the extent the market price of the Company's stock rises above the market price on the date the option was granted.


     The following table sets forth certain information with respect to the exercise of options to purchase Common Stock during the fiscal year ended September 30, 1997, and unexercised options held at September 30, 1997, by each of the named executive officers.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997
                       AND FISCAL YEAR-END OPTION VALUES

                                                                            NUMBER OF         VALUE OF
                                                                           UNEXERCISED       UNEXERCISED
                                                                           OPTIONS AT       IN-THE-MONEY
                                                                             9/30/97         OPTIONS AT
                                                                         ---------------     9/30/97(1)
                                                                          EXERCISABLE/      -------------
                                          SHARES ACQUIRED     VALUE       UNEXERCISABLE     EXERCISABLE/
                  NAME                      ON EXERCISE      REALIZED    (NO. OF SHARES)    UNEXERCISABLE
----------------------------------------  ---------------    --------    ---------------    -------------
Floyd B. Graham.........................          --         $    --         --/5,000           $--/$--
Howell W. Pardue........................          --              --         --/5,000            --/ --
Edward L. Huff..........................       2,500          17,188         --/5,000            --/ --
Stephen C. Jumper.......................       3,750          23,906         --/5,000            --/ --

---------------


(1) The closing price per share on September 30, 1997 was $24.125 as reported by the Nasdaq National Market.


     Defined Benefit Plans and Other Arrangements. Long-term incentive compensation for senior executive officers is not a policy of the Company. Accordingly, no awards or payouts have been made. The Company has no retirement or pension plan except for its Employee Stock Purchase Plan and its 1991 Incentive Stock Option Plan, both of which are described below.

COMPENSATION OF DIRECTORS

     Directors who are not also employees of the Company receive $1,000 per month and 500 shares of Common Stock per year for serving as Directors.

COMPENSATION PLANS

     Stock Option Plan. The Dawson Geophysical Company 1991 Incentive Stock Option Plan (the "1991 Plan") provides that 150,000 shares of the Company's authorized but unissued Common Stock are reserved for issuance pursuant to the 1991 Plan and are subject to options granted to key employees during the ten-year period ending January 8, 2001.

     Options under the 1991 Plan will be granted at an exercise price equal to the market price of the Common Stock on the date of grant. Each option that is granted will be exercisable after the period or periods specified in the option agreement, but prior to the expiration of five years after the date of grant. Commencing one year after date of grant, optionees may purchase up to one-fourth of the shares covered by a particular grant, and each option becomes exercisable with respect to an additional one-fourth of the shares covered in each of the next three years.


     During fiscal 1997, options to purchase an aggregate of 30,000 shares of Common Stock were granted to certain key employees of the Company under the 1991 Plan. The per share exercise price of all options granted in fiscal 1997 is $24.125, being the fair market value of a share of the Common Stock on the date of grant. During fiscal 1997, 36,500 shares of the Common Stock were issued pursuant to the exercise of options granted under the 1991 Plan. As of November 10, 1997, the total number of shares covered by outstanding options was 89,000.


     Stock Purchase Plan. On November 1, 1982, the Board of Directors of the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") effective January 1, 1983, in which eligible employees may elect to purchase, through payroll deductions, shares of the Company's Common Stock and thereby increase their proprietary interest in the Company. Pursuant to the Purchase Plan, the Company contributes one dollar (before Social Security and withholding taxes) for each dollar contributed by an eligible employee to purchase Common Stock for the employee's account up to 5% of the employee's annual salary. As of September 30, 1997, two named executive officers participated in the Purchase Plan. On a bi-weekly basis, the Company matches the participants' contributions and directs the purchase of shares of the Company's Common Stock. There are no vesting requirements for the participants. The Company contributed $164,530, $198,863 and $217,723 to the Purchase Plan during the fiscal years 1995, 1996 and 1997, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee makes recommendations regarding compensation subject to approval of the entire Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information, as adjusted to reflect the sale of the Common Stock offered by this Prospectus, with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the directors and executive officers of the Company,
(iii) all directors and executive officers of the Company as a group and (iv) L. Decker Dawson, the President of the Company and the Selling Shareholder.

                                                SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                 OWNED BEFORE THIS    SHARES TO BE    OWNED AFTER THIS
                                                    OFFERING(1)         SOLD IN          OFFERING(1)
                                                -------------------       THIS       -------------------
       NAME AND ADDRESS OF SHAREHOLDER           NUMBER     PERCENT     OFFERING      NUMBER    PERCENT
       -------------------------------          ---------   -------   ------------   --------   --------
L. Decker Dawson..............................  1,007,272    23.98%     500,000       507,272      9.76%
  208 South Marienfeld
  Midland, Texas 79701
Wellington Management Company(2)..............    410,000     9.76%          --       410,000      7.88%
  75 State Street
  Boston Massachusetts 02109
Dimensional Fund Advisors Inc.(3).............    232,000     5.52%          --       232,000      4.46%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, California 90401
Howell W. Pardue..............................     77,000     1.83%          --        77,000      1.48%
Calvin J. Clements............................     71,126     1.69%          --        71,126      1.37%
Floyd B. Graham...............................     60,425     1.44%          --        60,425      1.16%
Stephen C. Jumper.............................     21,928        *           --        21,928         *
Christina W. Hagan............................     16,420        *           --        16,420         *
Edward L. Huff................................     15,537        *           --        15,537         *
C. Ray Tobias.................................     15,146        *           --        15,146         *
Tim C. Thompson...............................      1,500        *           --         1,500         *
Paula W. Henry................................      1,152        *           --         1,152         *
Matthew P. Murphy.............................        200        *           --           200         *
Share ownership of directors and executive
  officers as a group (11 persons)............  1,287,706    30.66%                   787,706     15.15%

---------------

 *  Indicates less than 1% of the outstanding shares of Common Stock.

(1) Except as otherwise indicated, each shareholder shown in the table has sole voting and investment power with respect to all shares listed as beneficially owned by such shareholder.


(2) Wellington Management Company, LLP ("WMC") is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. WMC, in its capacity as investment adviser, may be deemed to have beneficial ownership of 410,000 shares of Common Stock that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class.



(3) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 232,000 shares of Common Stock, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, $1.00 par value per share, and 10,000,000 shares of Common Stock, $.33 1/3 par value per share. As of the date of this Prospectus, there were 4,200,000 shares of Common Stock issued and outstanding, and no shares of Preferred Stock have been issued. The outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company as described herein will be when issued, fully paid and nonassessable.

PREFERRED STOCK

     The Preferred Stock may be issued in series, and shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock the Board of Directors has authority without further action by the holders of Common Stock, to fix the number of shares constituting that series and to fix the dividend rights, dividend rate, conversion rights, rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of that series of Preferred Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

COMMON STOCK

     Each share of Common Stock has one vote on all matters presented to the shareholders. Since the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. Subject to the rights and preferences of any Preferred Stock which may be designated and issued, the holders of Common Stock are entitled to dividends when and as declared by the Board of Directors and are entitled on liquidation to all assets remaining after payment of liabilities, subject to the liquidation preferences of any shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

LIMITATION OF DIRECTOR LIABILITY

     The Company's Restated Articles of Incorporation provide that the Company's directors will have no personal liability to the Company or its shareholders for monetary damages for breach or alleged breach of the directors' duty of care. This provision in the Restated Articles of Incorporation does not eliminate the directors' fiduciary duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief should remain available under Texas law. Furthermore, each director will continue to be subject to liability for (i) a breach of the directors' duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (iii) any transaction from which a director derives an improper personal benefit, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the open market after this offering could adversely affect the trading price of the Common Stock. Immediately after this offering, the Selling Shareholder will hold 507,272 shares representing approximately 9.76% of the outstanding shares of Common Stock. A decision by the Selling Shareholder to sell shares of Common Stock could adversely affect the trading price of the Common Stock. Upon consummation of this offering, the Company will have 5,200,000 shares of Common Stock outstanding excluding 89,000 shares of Common Stock issuable upon exercise of outstanding employee stock options. Of such outstanding shares, the Company estimates that approximately

4,410,000 shares will be freely tradeable without restriction or further registration under the Securities Act unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares were acquired in transactions exempt from registration under the Securities Act and are or formerly were "restricted securities" within the meaning of Rule 144 and may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year from the later of the date the shares were acquired from the Company or from an "affiliate" of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of certain public information about the Company, restrictions on the manner of sale and notice requirements. A person who is not deemed an affiliate of the Company under the Securities Act, has not been an affiliate during the preceding 90 days and has beneficially owned shares for at least two years from the later of the date the shares were acquired from the Company or from an "affiliate" of the Company is entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other restrictions described above.

     See "Underwriting" for a description of certain agreements prohibiting the Company, the directors and officers thereof and the Selling Shareholder from selling shares of Common Stock (other than the shares sold pursuant to this Prospectus) for a period of 120 days from the date of this Prospectus.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Dallas, Texas.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, the Underwriters named below, through their representatives, Raymond James & Associates, Inc. and Principal Financial Securities, Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholder the following respective numbers of shares of Common Stock at the initial price to public less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                NUMBER OF
                            NAME                                 SHARES
                            ----                                ---------
Raymond James & Associates, Inc.............................
Principal Financial Securities, Inc.........................

                                                                ---------
          Total.............................................    1,500,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to certain conditions. The

Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are to be purchased.

     The Underwriters, through the Representatives, propose to offer part of the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price that represents a concession not in excess of $     per share under the
initial price to public. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $     per share to certain other
dealers. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 225,000 additional shares of Common Stock, at the initial price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise their option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares that the Underwriters have agreed to purchase from the Company and the Selling Shareholder are being offered.

     This offering of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     Until the distribution of Common Stock in this offering is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce the short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resales of any security. Neither the Company, the Selling Shareholder nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Shareholder nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or the such transactions, once commenced, will not be discontinued without notice.

     The Company, the Selling Shareholder and officers and directors of the Company, which upon consummation of this offering will own or have the right to acquire in the aggregate 817,706 shares of Common Stock, have agreed that they will not, without the prior written consent of Raymond James & Associates, Inc., sell, offer to sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock (other than the shares offered by the Selling Shareholder in this offering), options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock, during the 120-day period commencing on the date of this Prospectus, except that the Company may issue shares of Common Stock upon exercise of options outstanding under the 1991 Plan and may grant additional options under the 1991 Plan, provided that without the prior written consent of Raymond James & Associates, Inc., such additional options shall not be exercisable during such period.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities, including liabilities under the Securities Act.

     Prior to the filing of the Registration Statement of which this Prospectus is a part, the Company paid the Representatives of the Underwriters a due diligence and advisory fee in the aggregate amount of $25,000.

     The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the form of Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Stubbeman, McRae, Sealy, Laughlin & Browder, Inc., Midland, Texas. Certain matters relating to this offering will be passed upon for the Underwriters by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS


     The financial statements of the Company as of September 30, 1996 and 1997 and for each of the years in the three-year period ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered, reference is made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission, which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains an Internet world wide web site that contains reports, proxy and information reports and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. The site can be accessed at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of September 30, 1996 and 1997 ...........  F-3
Statements of Operations for the Years Ended September 30,
  1995, 1996 and 1997.......................................  F-4
Statements of Cash Flows for the Years Ended September 30,
  1995, 1996 and 1997.......................................  F-5
Statements of Stockholders' Equity for the Years Ended
  September 30, 1995, 1996 and 1997.........................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Dawson Geophysical Company:


     We have audited the accompanying balance sheets of Dawson Geophysical Company as of September 30, 1996 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                            KPMG PEAT MARWICK LLP

Midland, Texas

October 30, 1997

                           DAWSON GEOPHYSICAL COMPANY

                                 BALANCE SHEETS


                                          ASSETS
                                                                      SEPTEMBER 30,
                                                               ---------------------------
                                                                   1996           1997
                                                               ------------   ------------
Current assets:
  Cash and cash equivalents.................................   $  1,493,000   $  4,774,000
  Marketable securities.....................................        988,000      3,968,000
  Accounts receivable.......................................      6,161,000      8,724,000
  Income taxes receivable...................................        193,000             --
  Prepaid expenses..........................................        148,000        288,000
                                                               ------------   ------------
          Total current assets..............................      8,983,000     17,754,000
                                                               ------------   ------------
Property, plant and equipment...............................     56,368,000     63,267,000
Less accumulated depreciation...............................    (23,442,000)   (27,460,000)
                                                               ------------   ------------
          Net property, plant and equipment.................     32,926,000     35,807,000
                                                               ------------   ------------
                                                               $ 41,909,000   $ 53,561,000
                                                               ============   ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $    857,000   $  1,690,000
  Accounts payable..........................................      2,079,000      3,956,000
  Accrued liabilities:
     Payroll costs and other taxes..........................        560,000        566,000
     Other..................................................        144,000        494,000
                                                               ------------   ------------
          Total current liabilities.........................      3,640,000      6,706,000
                                                               ------------   ------------
Long-term debt, less current maturities.....................      4,857,000      7,893,000
Deferred income taxes.......................................        608,000      1,417,000
Stockholders' equity:
  Preferred stock -- par value $1.00 per share; 5,000,000
     shares authorized, none outstanding....................             --             --
  Common stock -- par value $.33 1/3 per share; 10,000,000
     shares authorized, 4,161,550 and 4,199,250 shares
     issued and outstanding as of September 30, 1996 and
     1997...................................................      1,387,000      1,400,000
  Additional paid-in capital................................     17,021,000     17,174,000
  Net unrealized loss on marketable securities..............         (5,000)            --
  Retained earnings.........................................     14,401,000     18,971,000
                                                               ------------   ------------
          Total stockholders' equity........................     32,804,000     37,545,000
                                                               ------------   ------------
Contingencies (See note 11)
                                                               $ 41,909,000   $ 53,561,000
                                                               ============   ============


              See accompanying notes to the financial statements.

                           DAWSON GEOPHYSICAL COMPANY

                            STATEMENTS OF OPERATIONS


                                                                YEARS ENDED SEPTEMBER 30,
                                                         ---------------------------------------
                                                            1995          1996          1997
                                                         -----------   -----------   -----------
Operating revenues.....................................  $28,188,000   $33,518,000   $48,227,000
Operating costs:
  Operating expenses...................................   20,067,000    23,763,000    32,293,000
  General and administrative...........................      975,000     1,299,000     1,477,000
  Depreciation.........................................    4,150,000     5,818,000     7,321,000
                                                         -----------   -----------   -----------
                                                          25,192,000    30,880,000    41,091,000
                                                         -----------   -----------   -----------
Income from operations.................................    2,996,000     2,638,000     7,136,000
Other income (expense):
  Interest income......................................      399,000       253,000       260,000
  Interest expense.....................................     (170,000)     (144,000)     (486,000)
  Gain on disposal of assets...........................       76,000        11,000       196,000
  Other................................................        8,000         2,000        10,000
  Proceeds from litigation settlement..................      131,000            --            --
                                                         -----------   -----------   -----------
Income before income tax expense.......................    3,440,000     2,760,000     7,116,000
Income tax expense:
  Current..............................................      970,000       599,000     1,738,000
  Deferred.............................................      296,000       273,000       808,000
                                                         -----------   -----------   -----------
                                                           1,266,000       872,000     2,546,000
                                                         -----------   -----------   -----------
Net income.............................................  $ 2,174,000   $ 1,888,000   $ 4,570,000
                                                         ===========   ===========   ===========
Income per common share................................  $       .54   $       .45   $      1.09
                                                         ===========   ===========   ===========
Weighted average equivalent common shares
  outstanding..........................................    3,989,949     4,182,891     4,201,611
                                                         ===========   ===========   ===========


              See accompanying notes to the financial statements.

                           DAWSON GEOPHYSICAL COMPANY

                            STATEMENTS OF CASH FLOWS


                                                                      YEARS ENDED SEPTEMBER 30,
                                                              ------------------------------------------
                                                                  1995           1996           1997
                                                              ------------   ------------   ------------
Cash flows from operating activities:
Net income..................................................  $  2,174,000   $  1,888,000   $  4,570,000
Adjustments to reconcile net income to net cash provided by
  operating activities:
      Depreciation..........................................     4,150,000      5,818,000      7,321,000
      Gain on disposal of assets............................       (76,000)       (11,000)      (196,000)
      Non-cash interest income..............................      (229,000)      (101,000)       (63,000)
      Deferred income taxes.................................       296,000        273,000        808,000
      Other.................................................            --             --         91,000
Change in current assets and liabilities:
      Increase in accounts receivable.......................      (704,000)    (1,153,000)    (2,563,000)
      Decrease (increase) in prepaid expenses...............       (21,000)        72,000       (140,000)
      Decrease (increase) in income taxes receivable........      (126,000)       (67,000)       193,000
      Increase (decrease) in accounts payable...............       548,000       (222,000)       (42,000)
      Increase (decrease) in accrued liabilities............      (118,000)       235,000        267,000
      Increase (decrease) in income taxes payable...........      (121,000)            --         89,000
                                                              ------------   ------------   ------------
Net cash provided by operating activities...................     5,773,000      6,732,000     10,335,000
                                                              ------------   ------------   ------------
Cash flows from investing activities:
      Proceeds from disposal of assets......................       273,000         33,000        340,000
      Capital expenditures..................................   (10,961,000)   (15,597,000)    (8,528,000)
      Proceeds from sale of marketable securities...........            --      2,884,000        742,000
      Proceeds from maturity of marketable securities.......     7,827,000      2,100,000        750,000
      Investment in marketable securities...................    (5,935,000)    (2,096,000)    (4,383,000)
                                                              ------------   ------------   ------------
Net cash used in investing activities.......................    (8,796,000)   (12,676,000)   (11,079,000)
                                                              ------------   ------------   ------------
Cash flows from financing activities:
      Principal payments on debt............................    (7,875,000)      (286,000)      (927,000)
      Proceeds from debt....................................     1,500,000      6,000,000      4,795,000
      Issuance of common stock..............................    10,776,000             --             --
      Proceeds from exercise of stock options...............       142,000         52,000        157,000
                                                              ------------   ------------   ------------
Net cash provided by financing activities...................     4,543,000      5,766,000      4,025,000
                                                              ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents........     1,520,000       (178,000)     3,281,000
Cash and cash equivalents at beginning of year..............       151,000      1,671,000      1,493,000
                                                              ------------   ------------   ------------
Cash and cash equivalents at end of year....................  $  1,671,000   $  1,493,000   $  4,774,000
                                                              ============   ============   ============


              See accompanying notes to the financial statements.

                           DAWSON GEOPHYSICAL COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                 NET
                                           COMMON STOCK                       UNREALIZED
                                      -----------------------   ADDITIONAL     LOSS ON
                                        NUMBER                    PAID-IN     MARKETABLE    RETAINED
                                      OF SHARES      AMOUNT       CAPITAL     SECURITIES    EARNINGS        TOTAL
                                      ----------   ----------   -----------   ----------   -----------   -----------
Balance, September 30, 1994.........   3,002,800   $1,001,000   $ 6,437,000    $(91,000)   $10,339,000   $17,686,000
Issuance of common stock............   1,114,000      371,000    10,405,000          --             --    10,776,000
Exercise of stock options...........      32,250       11,000       131,000          --             --       142,000
Net unrealized gain on marketable
  securities........................          --           --            --      78,000             --        78,000
Net income..........................          --           --            --          --      2,174,000     2,174,000
                                      ----------   ----------   -----------    --------    -----------   -----------
Balance, September 30, 1995.........   4,149,050    1,383,000    16,973,000     (13,000)    12,513,000    30,856,000
Exercise of stock options...........      12,500        4,000        48,000          --             --        52,000
Net unrealized gain on marketable
  securities........................          --           --            --       8,000             --         8,000
Net income..........................          --           --            --          --      1,888,000     1,888,000
                                      ----------   ----------   -----------    --------    -----------   -----------
Balance, September 30, 1996.........   4,161,550    1,387,000    17,021,000      (5,000)    14,401,000    32,804,000
Issuance of common stock............       1,200        1,000         8,000          --             --         9,000
Exercise of stock options...........      36,500       12,000       145,000          --             --       157,000
Net unrealized gain on marketable
  securities........................          --           --            --       5,000             --         5,000
Net income..........................          --           --            --          --      4,570,000     4,570,000
                                      ----------   ----------   -----------    --------    -----------   -----------
Balance September 30, 1997 .........   4,199,250   $1,400,000   $17,174,000    $     --    $18,971,000   $37,545,000
                                      ==========   ==========   ===========    ========    ===========   ===========


              See accompanying notes to the financial statements.

                           DAWSON GEOPHYSICAL COMPANY


                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Operations

     Dawson Geophysical Company (the "Company"), which was incorporated in Texas in 1952, has been listed and traded on the Nasdaq National Market under the symbol "DWSN" since 1981.

     The Company acquires and processes 3-D seismic data for major and intermediate-sized oil and gas companies and independent oil operators who retain exclusive rights to the information obtained. The Company's land-based acquisition crews operate primarily in the southwestern United States, and data processing is performed by geophysicists at the Company's computer center in Midland, Texas.

  Cash Equivalents

     For purposes of the statements of cash flows, the Company considers demand deposits, certificates of deposit and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Marketable Securities

     The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio consisting of U.S. Treasury securities as "available-for-sale" and records the net unrealized holding gains and losses as a separate component of stockholders' equity. The cost of marketable securities sold is based on the specific identification method.

  Concentrations of Credit Risk


     Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and marketable securities. The Company's sales are to customers whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many customers, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these customers; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. However, the Company closely monitors extensions of credit and has not experienced significant credit losses in recent years. The Company invests primarily in U.S. Treasury securities which are a low risk investment.


  Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

  Impairment of Long-Lived Assets

     In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) which requires companies to assess their long-lived assets for impairment. Statement 121 requires companies to review for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. The Company adopted

                           DAWSON GEOPHYSICAL COMPANY

Statement 121 as of October 1, 1995. The effect of the adoption of Statement 121 was not material to the Company and, accordingly, no provision was recorded in the Statement of Operations for the years ended September 30, 1996 and 1997.


  Income Taxes


     The Company accounts for state and federal income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax liability results primarily from differences in depreciation for financial reporting and income tax purposes.


  Income per Common Share


     Income per common share is computed based on the weighted average common shares and common share equivalents outstanding during each year. The dilutive effect of stock options granted is included in the computation of income per common share. The fully dilutive effect of common share equivalents was less than 3% for 1995, 1996 and 1997.



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (Statement 128), "Earnings per Share." Statement 128 establishes standards for computing and presenting earnings per share and is effective for periods ending after December 15, 1997. The impact of the adoption of Statement 128 on the Company's earnings per share is expected to be immaterial.


  Use of Estimates in the Preparation of Financial Statements

     Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  Stock-Based Compensation



     Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" (Statement 123). Statement 123 allows a company to adopt a fair value based method of accounting for a stock-based employee compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees" (APB No. 25). The Company has chosen to continue to account for stock-based compensation under APB No. 25 using the intrinsic value method. Under this method, the Company has not recorded any compensation expense related to stock options granted. The disclosures required by Statement 123, however, have been included in Note 5.



2. MARKETABLE SECURITIES



     Marketable securities, consisting entirely of U.S. Treasury securities, had a cost and market value of approximately $993,000 and $988,000, respectively, at September 30, 1996. At September 30, 1997, market value approximated the cost of $3,968,000.

                           DAWSON GEOPHYSICAL COMPANY

     Marketable securities held at September 30, 1997, consisting of U.S. Treasury securities, have contractual maturities from December 1997 through June 1998.



3. PROPERTY, PLANT AND EQUIPMENT


     Property, plant and equipment, together with annual depreciation rates, consist of the following:


                                                SEPTEMBER 30
                                         --------------------------
                                            1996           1997              RATES
                                         -----------    -----------    -----------------
Land...................................  $   836,000    $   836,000           --
Buildings and improvements.............    1,214,000      1,219,000    3 to 12.5 percent
Machinery and equipment................   52,150,000     58,811,000    10 to 20 percent
Equipment in process(a)................    2,168,000      2,400,000           --
                                         -----------    -----------
                                         $56,368,000    $63,266,000
                                         ===========    ===========


---------------

(a) Equipment in process has not been placed into service and accordingly has not been subject to depreciation.


4. SHORT-TERM AND LONG-TERM DEBT



     In April 1997, the Company entered into a loan agreement, as amended (the "Loan Agreement"), with Norwest Bank Texas, N.A. ("Norwest"). The Loan Agreement consists of (1) a revolving line of credit of $6,000,000 which matures on April 15, 1999, (2) a term note in the aggregate principal amount of $6,000,000 bearing interest at Norwest's prime rate and which matures on March 15, 2003 and
(3) a term note in the aggregate principal amount of $5,000,000 bearing interest at the prime rate as published in The Wall Street Journal and which matures on April 15, 2003. The $5,000,000 term note, together with working capital, were utilized to finance the purchase of equipment placed into service in August 1997. The term notes are secured by eligible accounts receivable and equipment purchased from loan proceeds. At September 30, 1997, approximately $9.5 million was outstanding under the term notes all of which were bearing interest at 8.5% per annum.



     At September 30, 1997, the current maturity of the long-term debt is $1,690,000. For fiscal years 1998 through 2002, the annual maturity is $1,690,000, and for fiscal year 2003, the annual maturity will be the balance. As of September 30, 1997, the Company has not utilized the revolving line of credit.

                           DAWSON GEOPHYSICAL COMPANY

5. STOCK OPTIONS

     The Company's 1991 Incentive Stock Option Plan, which extends the 1981 Plan, provides options to purchase 150,000 shares of authorized but unissued common stock of the Company. The option price is the market value of the Company's common stock at date of grant. Options are exercisable 25% annually from the date of the grant and the options expire five years from date of grant.

     The transactions under the 1991 Plan are summarized as follows:


                                                           OPTION               NUMBER OF
                                                      PRICE PER SHARE        OPTIONED SHARES
                                                     ------------------      ---------------
Balance as of September 30, 1994...................  $3.625 to  $8.875           135,000
  Granted..........................................        $11.25                 17,000
  Exercised........................................  $3.625 to  $4.75            (32,250)
  Cancelled or expired.............................  $4.75  to  $8.875            (7,000)
                                                     ------------------      ---------------
Balance as of September 30, 1995...................  $4.25  to  $11.25           112,750
  Exercised........................................        $4.25                 (12,500)
                                                     ------------------      ---------------
Balance as of September 30, 1996...................  $4.25  to  $11.25           100,250
  Granted..........................................       $24.125                 30,000
  Exercised........................................  $4.25  to  $8.875           (36,500)
  Cancelled or expired.............................        $4.25                  (4,000)
                                                     ------------------      ---------------
Balance as of September 30, 1997...................  $7.25  to  $24.125           89,750
                                                     ==================      ===============



     Options for 54,250, 73,000 and 47,500 shares were exercisable as of September 30, 1995, 1996 and 1997, respectively.



     Options for 30,000 shares were granted in fiscal year 1997 and none were granted in 1996. The expected life of the options granted is 5 years. The weighted average fair value of options granted during 1997 is $10.64. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model. The model assumed expected volatility of 42% and risk-free interest rate of 6.4% for grants in 1997. As the Company has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of the Company's common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.



     Outstanding options at September 30, 1997 expire between September 1998 and September 2002.



     As discussed in Note 1, no compensation expense has been recorded in 1997 for the Company's stock options under the intrinsic value method. Had compensation cost for the 1991 Plan been determined based on the fair value at the grant dates for awards made after September 30, 1995 under the 1991 Plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:



                                                                            YEAR ENDED
                                                                           SEPTEMBER 30,
                                                                               1997
                                                                           -------------
Net income                                                  As reported     $4,570,000
                                                            Pro forma       $4,352,000
Earnings per share                                          As reported     $     1.09
                                                            Pro forma       $     1.04



     Under the provisions of Statement No. 123, the pro forma disclosures above indicate only the effects of stock options granted by the Company subsequent to September 30, 1995. During this initial phase-in period,

                           DAWSON GEOPHYSICAL COMPANY
the pro forma disclosures as required by Statement No. 123 are not representative of the effects on reported net income for future years as options vest over several years and additional awards are generally made each year.


6. EMPLOYEE STOCK PURCHASE PLAN


     The Company has an employee stock purchase plan to invest in the Company's common stock for the benefit of eligible employees. Participants were entitled to contribute a percentage, not to exceed 5%, of their biweekly salary to the plan. On a bi-weekly basis, the Company matches the participants' contributions and directs the purchase of shares of the Company's common stock. There are no vesting requirements for the participants. The Company contributed $164,530, $198,863 and $217,723 to the plan during 1995, 1996 and 1997, respectively.


7. INCOME TAXES


     Income tax expense attributable to income before extraordinary item consists of:



                                                        YEAR ENDED SEPTEMBER 30,
                                                 --------------------------------------
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
Current:
  U.S. federal.................................  $  859,000    $  596,000    $1,585,000
  State........................................     111,000         3,000       153,000
                                                 ----------    ----------    ----------
                                                    970,000       599,000     1,738,000
Deferred -- U.S. federal.......................     296,000       273,000       808,000
                                                 ----------    ----------    ----------
          Total................................  $1,266,000    $  872,000    $2,546,000
                                                 ==========    ==========    ==========


     Income tax expense varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reason for these differences and the related tax effects are as follows:


                                                        YEAR ENDED SEPTEMBER 30,
                                                 --------------------------------------
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
Expense computed at statutory rates............  $1,169,000    $  938,000    $2,420,000
Effect of:
  State income taxes, net of federal income tax
     benefit...................................      73,000        10,000       101,000
  Other........................................      24,000       (76,000)       25,000
                                                 ----------    ----------    ----------
Income tax expense.............................  $1,266,000    $  872,000    $2,546,000
                                                 ==========    ==========    ==========



     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.


8. STATEMENT OF CASH FLOWS


     The Company paid current and estimated tax payments of $1,019,000, $619,000 and $1,553,000 in 1995, 1996 and 1997, respectively. Payments of interest were $170,000, $144,000 and $486,000 in 1995, 1996 and 1997, respectively. During
1995, the Company exchanged certain land and buildings plus cash of $425,000 for buildings and land held by a third party.

                           DAWSON GEOPHYSICAL COMPANY

9. MAJOR CUSTOMERS


     The Company operates in only one business segment, contract seismic data acquisition and processing services. The major customers in 1995 and 1996 varied and sales to these customers, as a percentage of operating revenues, for periods in which sales to these customers exceeded 10%, were as follows:



                                                                1995    1996
                                                                ----    ----
Customer A..................................................     --      11%
Customer B..................................................     20%     --
Customer C..................................................     16%     --



     During 1997, sales to no customers exceeded 10% of operating revenue.


10. EQUITY OFFERING

     During the first quarter of fiscal 1995, the Company completed a public offering of 1,114,000 shares with net proceeds of approximately $10,776,000 used to acquire seismic equipment and retire debt.

11. CONTINGENCIES


     The Company is a defendant in two lawsuits pending in the 112th and 83rd District Courts of Pecos County, Texas relating to a July 1995 accident involving a van owned by the Company which was used to transport employees to various job sites and a non-Company owned vehicle. The accident resulted in the deaths of four Company employees who were passengers in such van. The Company is one of several named defendants in such suits. Other named defendants include the estate of the deceased driver of such van, who was an employee of the Company, the driver of such non-Company owned vehicle, who was then an employee of the Company, the owner of such vehicle, and Ford Motor Company, the manufacturer of the Company van involved in such accident. In general, the claims against the Company include allegations of negligence, gross negligence and/or intentional tort as a result of, among other things, the Company's alleged failure to provide safe transportation for its employees and to properly select, train and supervise the deceased driver of such van. The plaintiffs in such suits are seeking actual damages from the defendants of $15.5 million, additional unspecified actual damages, pre-judgment and post-judgment interest and costs of suit as well as exemplary and punitive damages in an amount not to exceed four times the amount of actual damages. The Company believes that it has meritorious defenses to the claims asserted against it in such suits and it intends to continue to vigorously defend itself against such claims. In addition, the Company believes that it has approximately $11 million of liability insurance coverage to provide against an unfavorable outcome. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover the damages, if any, which may be assessed against the Company in such suits. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity.


     The Company is party to other legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company's financial position or results of operation, as the Company believes it is adequately insured.

                           DAWSON GEOPHYSICAL COMPANY

12. QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                               QUARTER ENDED
                                        -----------------------------------------------------------
                                        DECEMBER 31      MARCH 31        JUNE 30      SEPTEMBER 30
                                        ------------    -----------    -----------    -------------
1996:
  Operating revenues................    $ 7,358,000     $ 8,572,000    $ 8,555,000     $ 9,033,000
  Income from operations............    $    56,000     $   931,000    $   750,000     $   901,000
  Net income........................    $    77,000     $   630,000    $   514,000     $   667,000
  Net Income per common share.......    $       .02     $       .15    $       .12     $       .16
1997:
  Operating revenues................    $10,063,000     $11,721,000    $12,520,000     $13,923,000
  Income from operations............    $ 1,078,000     $ 1,566,000    $ 2,322,000     $ 2,180,000
  Net income........................    $   657,000     $ 1,090,000    $ 1,501,000     $ 1,322,000
  Net Income per common share.......    $       .16     $       .26    $       .36     $       .31

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Disclosure Regarding Forward-Looking
  Statements..........................     8
Use of Proceeds.......................     8
Price Range of Common Stock...........     9
Dividend Policy.......................    10
Capitalization........................    10
Selected Financial Data...............    11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    12
Business..............................    15
Management............................    20
Principal and Selling Shareholders....    24
Description of Capital Stock..........    25
Underwriting..........................    26
Legal Matters.........................    28
Experts...............................    28
Available Information.................    28
Index to Financial Statements.........   F-1


======================================================
======================================================

                                1,500,000 SHARES

                                 [DAWSON LOGO]

                                     DAWSON
                                  GEOPHYSICAL
                                    COMPANY

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                        RAYMOND JAMES & ASSOCIATES, INC.

                      PRINCIPAL FINANCIAL SECURITIES, INC.

                                                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred or to be incurred in connection with the sale of the common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee) all of which will be paid by the Registrant:


SEC registration fee........................................  $ 11,826.70
NASD filing fee.............................................     4,403.00
Nasdaq National Market filing fee...........................    17,500.00
Printing and engraving costs................................   140,000.00
Legal fees and expenses.....................................   125,000.00
Accounting fees and expenses................................    35,000.00
Blue Sky fees and expenses..................................    10,000.00
Transfer agent and registrar fees...........................     5,000.00
Miscellaneous...............................................    51,270.30
                                                              -----------
          Total.............................................  $400,000.00
                                                              ===========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article Seven of the Articles of Incorporation, as amended, of Dawson Geophysical Company (the "Registrant") provides as follows:

          "A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for an act or omission in such director's capacity as a director, except for liability for (i) a breach of a director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) an act or omission for which the liability of a director is expressly provided by statue; or (v) an act related to an unlawful stock repurchase or payment of a dividend. If the laws of the State of Texas are hereafter amended to authorize corporate action further eliminating or limiting the personal liability of a director of the corporation, then the liability of a director of the corporation shall thereupon automatically be eliminated or limited to the fullest extent permitted by such laws. Any repeal or modification of this Article Seven by the shareholders of the corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification with respect to events or circumstances occurring or existing prior to such time."

     Article IX of the Bylaws of the Registrant provides that:

          "To the extent permitted by Texas Business Corporation Act Article 2.02-1, the corporation shall indemnify any present or former Director, officer, employee, or agent of the corporation against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with a proceeding in which the person was, is, or is threatened to be made a named defendant or respondent because the person is or was a Director, officer, employee, or agent of the corporation."

     Article 2.02-1 of the Texas Business Corporation Act permits corporations to indemnify a person who was or is a director, officer, employee, or agent of a corporation or who serves at the corporation's request as a director, officer, partner, proprietor, trustee, employee, or agent of another corporation, partnership, trust, joint venture, or other enterprise (an "outside enterprise"), who was, is, or is threatened to be named a defendant in a legal proceeding by virtue of such person's position in the corporation or in an outside enterprise, but only if the person acted in good faith and reasonably believed, in the case of conduct in the person's official capacity, that the conduct was in or, in the case of all other conduct, that the conduct was not opposed to the corporation's best interest, and, in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful. A person may be indemnified within the above limitations against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred; however, indemnification is limited to reasonable expenses actually incurred in a proceeding in which the person is found liable to the corporation or is found to have improperly received a personal benefit and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation must indemnify a director, officer, employee, or agent against reasonable expenses incurred in connection with a proceeding in which the person is a party because of the person's corporate position, if the person was successful, on the merits or otherwise, in the defense of the proceeding. Under certain circumstances, a corporation may also advance expenses to such person.

     Indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in Article 2.02-1 of the Texas Business Corporation Act.

     Article 2.02-1 of the Texas Business Corporation Act also permits a corporation to purchase and maintain insurance or to make other arrangements on behalf of any of the above persons against any liability asserted against and incurred by the person in such capacity, or arising out of the person's status as such a person, whether or not the corporation would have the powers to indemnify the person against the liability under applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following information relates to all securities sold by the Registrant within the past three years and not registered under the Securities Act of 1933 (the "Securities Act").

     The only securities sold by the Registrant within the past three years and not registered under the Securities Act have been in connection with the exercise of employee stock options granted to certain key employees of the Registrant pursuant to the Registrant's 1991 Incentive Stock Option Plan. During the past three years, 17 employees of the Company exercised stock options for the purchase of a total of 81,250 shares of Common Stock at an average exercise price of $4.33 per share.

     Each of the transactions described above was conducted in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Furthermore, each of the certificates representing the Registrant's securities issued in connection with such transactions contains a restrictive legend, as appropriate, and each person acquiring such securities from the Registrant furnished investment representations to the Registrant and no underwriters participated in such transactions.

     No other sales of securities were made by the Registrant during the past three year period.

SCHEDULES:

     The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 16. EXHIBITS.

     Exhibits.


        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
           1.1           -- Proposed form of Underwriting Agreement.
           3.1 (2)       -- Restated and Amended Articles of Incorporation of Dawson
                            Geophysical Company.
           3.2 (2)       -- Bylaws of Dawson Geophysical Company.
           5.1           -- Opinion of Stubbeman, McRae, Sealy, Laughlin & Browder,
                            Inc., counsel for the Company.
          10.1 (2)       -- Form of Short Term Seismograph Service Agreement for
                            Periodic Performance between Dawson Geophysical Company
                            and clients.
          10.2 (2)       -- Form of Supplemental Agreement for Geophysical Services
                            for seismograph services between Dawson Geophysical
                            Company and clients.
          10.3 (2)       -- License Agreement granting license to use system for
                            seismic exploration, dated May 15, 1992 between Dawson
                            Geophysical Company and Techno Geophysical Services, Ltd.
          10.4 (2)       -- Dawson Geophysical Company 1991 Incentive Stock Option
                            Plan.
          10.5 (2)       -- Dawson Geophysical Company Employee Stock Purchase Plan.
          10.6 (3)       -- Loan Agreement dated April 1, 1996 by and between Dawson
                            Geophysical Company and Norwest Bank Texas, N.A.
          10.7 (4)       -- First Amendment to Loan Agreement, dated April 15, 1997.
          10.8 (3)       -- Security Agreement dated April 1, 1996 relating to the
                            Loan Agreement between Dawson Geophysical Company and
                            Norwest Bank Texas, N.A.
          10.9 (1)       -- First Amendment to Security Agreement, dated April 15,
                            1997.
          10.10(3)       -- Term Note of Dawson Geophysical Company dated April 1,
                            1996.
          10.11(3)       -- Revolving Note of Dawson Geophysical Company dated April
                            1, 1996.
          10.12(4)       -- Term Note of Dawson Geophysical Company dated April 15,
                            1997.
          10.13(4)       -- Revolving Note of Dawson Geophysical Company, Dated April
                            15, 1997.
          23.1           -- Consent of KPMG Peat Marwick LLP
          23.2           -- Consent of Stubbeman, McRae, Sealy, Laughlin & Browder,
                            Inc. (included in their opinion filed as Exhibit 5.1).
          24.1 (1)       -- Power of Attorney.


---------------


(1) Previously filed.


(2) Incorporated by reference to Registrant's Form S-1, dated October 19, 1994 (Commission File No. 33-85328).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifica-tion is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, and the State of Texas, on the 12th day of November, 1997.


                                            DAWSON GEOPHYSICAL COMPANY

                                            By     /s/ L. DECKER DAWSON
                                             -----------------------------------
                                                      L. Decker Dawson
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                       TITLE                        DATE
                    ---------                                       -----                        ----

               /s/ L. DECKER DAWSON                   Director, President (Principal      November 12, 1997
--------------------------------------------------      Executive Officer)
                 L. Decker Dawson

               /s/ FLOYD B. GRAHAM*                   Director, Executive Vice President  November 12, 1997
--------------------------------------------------
                 Floyd B. Graham

              /s/ HOWELL W. PARDUE*                   Director, Executive Vice President  November 12, 1997
--------------------------------------------------
                 Howell W. Pardue

             /s/ CALVIN J. CLEMENTS*                  Director                            November 12, 1997
--------------------------------------------------
                Calvin J. Clements

              /s/ MATTHEW P. MURPHY*                  Director                            November 12, 1997
--------------------------------------------------
                Matthew P. Murphy

               /s/ TIM C. THOMPSON*                   Director                            November 12, 1997
--------------------------------------------------
                 Tim C. Thompson

             /s/ CHRISTINA W. HAGAN*                  Vice President, Chief Financial     November 12, 1997
--------------------------------------------------      Officer (Principal Financial and
                Christina W. Hagan                      Accounting Officer)

            *By: /s/ L. DECKER DAWSON
 ------------------------------------------------
                 L. Decker Dawson
                 Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------

           1.1           -- Proposed form of Underwriting Agreement.
           3.1 (2)       -- Restated and Amended Articles of Incorporation of Dawson
                            Geophysical Company.
           3.2 (2)       -- Bylaws of Dawson Geophysical Company.
           5.1           -- Opinion of Stubbeman, McRae, Sealy, Laughlin & Browder,
                            Inc., counsel for the Company.
          10.1 (2)       -- Form of Short Term Seismograph Service Agreement for
                            Periodic Performance between Dawson Geophysical Company
                            and clients.
          10.2 (2)       -- Form of Supplemental Agreement for Geophysical Services
                            for seismograph services between Dawson Geophysical
                            Company and clients.
          10.3 (2)       -- License Agreement granting license to use system for
                            seismic exploration, dated May 15, 1992 between Dawson
                            Geophysical Company and Techno Geophysical Services, Ltd.
          10.4 (2)       -- Dawson Geophysical Company 1991 Incentive Stock Option
                            Plan.
          10.5 (2)       -- Dawson Geophysical Company Employee Stock Purchase Plan.
          10.6 (3)       -- Loan Agreement dated April 1, 1996 by and between Dawson
                            Geophysical Company and Norwest Bank Texas, N.A.
          10.7 (4)       -- First Amendment to Loan Agreement, dated April 15, 1997.
          10.8 (3)       -- Security Agreement dated April 1, 1996 relating to the
                            Loan Agreement between Dawson Geophysical Company and
                            Norwest Bank Texas, N.A.
          10.9 (1)       -- First Amendment to Security Agreement, dated April 15,
                            1997.
          10.10(3)       -- Term Note of Dawson Geophysical Company dated April 1,
                            1996.
          10.11(3)       -- Revolving Note of Dawson Geophysical Company dated April
                            1, 1996.
          10.12(4)       -- Term Note of Dawson Geophysical Company, dated April 15,
                            1997.
          10.13(4)       -- Revolving Note of Dawson Geophysical Company, dated April
                            15, 1997.
          23.1           -- Consent of KPMG Peat Marwick LLP
          23.2           -- Consent of Stubbeman, McRae, Sealy, Laughlin & Browder,
                            Inc. (included in their opinion filed as Exhibit 5.1).
          24.1 (1)       -- Power of Attorney.


---------------


(1) Previously filed.


(2) Incorporated by reference to Registrant's Form S-1, dated October 19, 1994 (Commission File No. 33-85328).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.